Exhibit 99.C

Bradley & Daytona Railway and Land Co.

5753 Highway 85 N PMB 5974

Crestview, FL 32536

Via USPS Priority Mail Express Overnight – Signature Required,
and via Email

June 15, 2026

Corporate Secretary
Power REIT
301 Winding Road
Old Bethpage, NY 11804

Attn: Mr. David H. Lesser
Chief Executive Officer, Chief Financial Officer, Secretary, and Treasurer

Re: Second Notice of Demand for Special Meeting Pursuant to Section 8(a) of the Articles Supplementary Governing the 7.75% Series A Cumulative Redeemable Perpetual Preferred Stock

Dear Corporate Secretary:

We, Bradley & Daytona Railway and Land Co. LLC, Alexander Kachmar, D & C Cacciapaglia Living Trust, U/A DTD 02/01/2013, David Cacciapaglia Family Trust, U/A DTD 11/25/2020, and David Cacciapaglia (collectively, the "Requesting Holders"), are beneficial owners of more than ten percent (10%) of the outstanding shares of the 7.75% Series A Cumulative Redeemable Perpetual Preferred Stock (the "Series A Preferred Stock") of Power REIT (the "Trust"), as evidenced by the previously communicated brokerage verification letters and Schedule 13D filing on May 26, 2026.

The Trust has publicly disclosed through SEC filings that it has failed to pay dividends on the Series A Preferred Stock for more than six quarterly periods. The occurrence of such dividend arrearages is the condition precedent that gives rise to the preferred stockholders' special voting rights under Section 8(a) of the Articles Supplementary of the Series A Preferred Stock.

On May 26, 2026, the Requesting Holders, via our external counsel Kenneth Lerman, Esq., delivered a formal demand pursuant to Section 8(a) of the Articles Supplementary governing the Series A Preferred Stock, mandating that the Trust call a special meeting of the preferred stockholders for purpose of electing the two additional trustees contemplated by Section 8(a).

On May 28, 2026, the Requesting Holders provided the Trust with biographical information for our two trustee nominations, Alexander Kachmar and David Cacciapaglia, for the special meeting pursuant to Section 8(a) of the Articles Supplementary, which we hereby affirm.

While the Trust has acknowledged receipt of the (i) May 26, 2026, and (ii) May 28, 2026, letters, as of today the Requesting Holders have not received any substantive response from the Trust providing a timetable for its compliance with Section 8(a).

www.bradleydaytonaco.com

Accordingly, the Requesting Holders hereby reiterate our demand that the Trust promptly:

1.	Establish and publicly disclose a record date and meeting date for the preferred stockholder special meeting required by Section 8(a);

2.	Provide a timetable for the distribution of notices, solicitation materials, and other election-related communications;

3.	Confirm the procedures applicable to the nomination and election of the two preferred stockholder trustee nominees, Alexander Kachmar and David Cacciapaglia; and

4.	Provide updated confirmation of the number of outstanding shares of Series A Preferred Stock entitled to vote.

The Requesting Holders remain prepared to work cooperatively with the Trust to facilitate an orderly and efficient election process. However, we reserve all rights, claims, causes of action, and remedies available under the Articles Supplementary, the Trust's governing documents, applicable state and federal law, and principles of equity, including rights relating to enforcement of the voting rights granted to holders of the Series A Preferred Stock.

Given the straightforward nature of the demand and the importance of preserving the voting rights expressly granted to preferred stockholders, the Requesting Holders require a written response establishing a record date for the preferred stockholder trustee special election by no later than 12:00 p.m. Eastern Time on Friday, June 19, 2026.

Sincerely,

/s/ Alexander Kachmar

Alexander Kachmar

Via Email:

cc: William Susman, Independent Trustee
cc: David Cacciapaglia
cc: Kenneth Lerman, Legal Counsel for the Requesting Holders

www.bradleydaytonaco.com